# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Leishen Energy Holding Co., Ltd., CIK 0001985139
CUSIP: G5462C106
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 103 HUIZHONG LI, B BUILDING, PEKING TIMES SQUARE, UNIT 15B10, CHAOYANG DISTRICT, BEIJING, China (F4), 122000
Date of event which requires filing of this statement: 06/13/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-25-006131
Filed by CIK 0002054123

## Reporting persons
- Polar Energy Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 6,355,000; shared voting power 0; sole dispositive power 6,355,000; shared dispositive power 0; aggregate amount beneficially owned 6,355,000 (37.3% of the class)
- Hongliang Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 6,355,000; shared voting power 0; sole dispositive power 6,355,000; shared dispositive power 0; aggregate amount beneficially owned 6,355,000 (37.3% of the class)

## Item 1. Issuer
Name of issuer: Leishen Energy Holding Co., Ltd.
Address of issuer's principal executive offices: 103 Huizhong Li, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China, 100101

## Item 2. Person Filing
Name of person filing: Polar Energy Company Limited and Hongliang Li (each, a "Reporting Person" and collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The address of principal business office of Polar Energy Company Limited is located at 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China. The address of principal business office of Hongliang Li is located at 103 Huizhong Li, B Building, Peking Times Square, Unit 15B10, Chaoyang District, Beijing, China.
Citizenship: Polar Energy Company Limited is a British Virgin Islands company. Hongliang Li is a citizen of the People's Republic of China.

## Item 4. Ownership
Amount beneficially owned: Polar Energy Company Limited: 6,355,000; and Hongliang Li: 6,355,000. Represents 6,355,000 Ordinary Shares held of record by Polar Energy Company Limited, a British Virgin Islands company wholly owned by Hongliang Li. On August 10, 2023, Polar Energy Company Limited, WISE-POWER ENERGY SERVICES CO., LTD., COBO Petroleum Technology Co., LTD and Pacific Century Oil and Gas Technology Co., LTD entered into a Voting Rights Proxy Agreement (the "Voting Rights Proxy Agreement") and a Power of Attorney (the "Power of Attorney"), pursuant to which WISE-POWER ENERGY SERVICES CO., LTD., COBO Petroleum Technology Co., LTD and Pacific Century Oil and Gas Technology Co., LTD. appointed Polar Energy Company Limited to act as their attorney with full power in the appointers' name to exercise all rights in relation to the aggregate 9,145,000 Ordinary Shares held by the appointers, including all or any of the voting and other rights, powers and privileges attached to the Ordinary Shares or otherwise capable of being exercised by the appointers in relation to such Ordinary Shares. On June 13, 2025, Polar Energy Company Limited, WISE-POWER ENERGY SERVICES CO., LTD., COBO Petroleum Technology Co., LTD and Pacific Century Oil and Gas Technology Co., LTD entered into a Termination Agreement, pursuant to which the parties thereto agreed to terminate the Voting Rights Proxy Agreement and revoke and terminate the Power of Attorney.
Percent of class: Polar Energy Company Limited: 37.3%; and Hongliang Li: 37.3%. The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 17,025,000 ordinary shares of the Issuer issued and outstanding as of February 14, 2025, as reported in the Issuer's annual report on Form 20-F for the year ended September 30, 2024 filed with the Securities and Exchange Commission on February 14, 2025.
Sole power to vote or to direct the vote: Polar Energy Company Limited: 6,355,000; and Hongliang Li: 6,355,000.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Polar Energy Company Limited: 6,355,000; and Hongliang Li: 6,355,000.
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Polar Energy Company Limited: /s/ Hongliang Li, Hongliang Li/Director (06/17/2025)
- Hongliang Li: /s/ Hongliang Li, Hongliang Li (06/17/2025)